File No. 812-14538

As filed with the Securities and Exchange Commission on September 9, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Amendment No. 3

VIRTUS ALTERNATIVE SOLUTIONS TRUST

VIRTUS EQUITY TRUST

VIRTUS INSIGHT TRUST

VIRTUS OPPORTUNITIES TRUST

VIRTUS RETIREMENT TRUST

VIRTUS VARIABLE INSURANCE TRUST

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

VIRTUS INVESTMENT ADVISERS, INC.

VIRTUS RETIREMENT INVESTMENT ADVISERS, LLC

100 Pearl Street

Hartford, CT 06103

Please direct all communications regarding this Application to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Phone: 617-951-7367

Fax: 617-235-0483

With a copy to:

Kevin J. Carr, Esq.

Virtus Investment Advisers, Inc.

Virtus Alternative Investment Advisers, Inc.

Virtus Retirement Investment Advisers, LLC

100 Pearl Street

Hartford, CT 06103

This Application (including Exhibits) contains 24 pages.

In the Matter of

VIRTUS ALTERNATIVE SOLUTIONS TRUST

VIRTUS EQUITY TRUST

VIRTUS INSIGHT TRUST

VIRTUS OPPORTUNITIES TRUST

VIRTUS RETIREMENT TRUST

VIRTUS VARIABLE INSURANCE TRUST

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

VIRTUS INVESTMENT ADVISERS, INC.

VIRTUS RETIREMENT INVESTMENT ADVISERS, LLC

100 Pearl Street

Hartford, CT 06103

Investment Company Act of 1940

File No. 812-14538

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APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

AMENDMENT NO. 3

I.	introduction

Virtus Equity Trust, Virtus Insight Trust, Virtus Opportunities Trust, and Virtus Variable Insurance Trust (collectively, the “Virtus Trusts”), Virtus Alternative Solutions Trust, and Virtus Retirement Trust (Virtus Alternative Solutions Trust and Virtus Retirement Trust, together with each of the Virtus Trusts, a “Trust,” and collectively the “Trusts”), each a registered open-end investment company that offers or will offer one or more series of shares (each a “Series,” and collectively, the “Series”), Virtus Investment Advisers, Inc., the investment adviser to the Virtus Trusts, Virtus Alternative Investment Advisers, Inc., the investment adviser to Virtus Alternative Solutions Trust, and Virtus Retirement Investment Advisers, LLC, the investment adviser to the Virtus Retirement Trust (each an “Advisor” and together with the Trusts and the Series, the “Applicants”)1, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit an Advisor, subject to the approval of the board of trustees of a Trust (together, the “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select both certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors. As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Advisor, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).

1 The term “Advisor” includes (i) each Advisor, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with an Advisor or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

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Applicants also request that the order of the Commission under Section 6(c) of the 1940 Act exempt the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A;  (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by an Advisor, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).2  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

Applicants are seeking this exemption primarily to enable an Advisor and Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the sub-advisory agreements. Under this structure, an Advisor, in its capacity as investment adviser, among other things, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the applicable Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, an Advisor, with the approval of the applicable Board, including a majority of the members of the applicable Board who are Independent Board Members, would on behalf of a Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors. Shareholder approval will continue to be required for any other sub-advisor changes and material amendments to an existing sub-advisory agreement with any sub-advisor other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Advisor Changes”) except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

2 The Virtus Trusts, Virtus Retirement Trust and their respective Advisors currently operate pursuant to an order from the Commission granting substantially similar relief to that requested herein solely with respect to Non-Affiliated Sub-Advisors (Phoenix Equity Trust et al., Investment Company Act Rel. Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order)) (the “2008 Order”). Virtus Alternative Solutions Trust and its Advisor currently operate pursuant to an order from the Commission granting the same relief requested herein (Virtus Alternative Solutions Trust et al., Investment Company Act Rel. Nos. 30986 (March 19, 2014) (notice) and 31014 (April 15, 2014) (order)) (the “2014 Order” and with the 2008 Order, each a “Prior Order”). Any order granted by the Commission with respect to this Application will supersede each Prior Order.

3 The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of its Advisor, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series or to any existing or future registered open-end management company or series thereof advised by an Advisor (“Affiliated Sub-Advisor”).

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II.	The TRUSTS

Each Trust is a diversified open-end management investment company registered under the 1940 Act. Each Trust, except Virtus Insight Trust, currently has at least one Series4 that is authorized to operate under a multi-manager structure and to rely on a Prior Order. Each Trust, except Virtus Insight Trust, is organized as a statutory trust under Delaware law. Virtus Insight Trust is organized as a Massachusetts business trust under Massachusetts law. Under Delaware or Massachusetts law and the Trusts’ Declarations of Trust, each Trust is managed under the direction of its Board. As Delaware or Massachusetts trusts, the Trusts are not required to hold annual meetings of shareholders.

Each Series has or will have its own distinct investment objective, policies and restrictions. Each Advisor has retained Sub-Advisors to provide investment advisory services to certain Series.5 Virtus Variable Insurance Trust sells its shares to separate accounts of life insurance companies to fund variable annuity and variable life insurance policies or to qualified retirement plans.6

4 Series currently authorized to rely on a Prior Order include: Virtus Strategic Income Fund, Virtus Multi-Strategy Target Return Fund, Virtus Credit Opportunities Fund, and Virtus Select MLP and Energy Fund within Virtus Alternative Solutions Trust; Virtus Balanced Fund, Virtus Contrarian Value Fund, Virtus Growth & Income Fund, Virtus Mid-Cap Core Fund, Virtus Mid-Cap Growth Fund, Virtus Quality Large-Cap Value Fund, Virtus Quality Small-Cap Fund, Virtus Small-Cap Core Fund, Virtus Small-Cap Sustainable Growth Fund, Virtus Strategic Growth Fund, and Virtus Tactical Allocation Fund within Virtus Equity Trust; Virtus Alternatives Diversifier Fund, Virtus Bond Fund, Virtus CA Tax-Exempt Bond Fund, Virtus Emerging Markets Debt Fund, Virtus Emerging Markets Equity Income Fund, Virtus Emerging Markets Small-Cap Fund, Virtus Equity Trend Fund, Virtus Essential Resources Fund, Virtus Foreign Opportunities Fund, Virtus Global Infrastructure Fund, Virtus Global Equity Trend Fund, Virtus Global Opportunities Fund, Virtus Global Real Estate Securities Fund, Virtus Greater European Opportunities Fund, Virtus Herzfeld Fund, Virtus High Yield Fund, Virtus International Equity Fund, Virtus International Small-Cap Fund, Virtus International Wealth Masters Fund, Virtus Low Volatility Equity Fund, Virtus Multi-Asset Trend Fund, Virtus Multi-Sector Intermediate Bond Fund, Virtus Senior Floating Rate Fund, and Virtus Wealth Masters Fund within Virtus Opportunities Trust; Virtus DFA 2015 Target Date Retirement Income Fund, Virtus DFA 2020 Target Date Retirement Income Fund, Virtus DFA 2025 Target Date Retirement Income Fund, Virtus DFA 2030 Target Date Retirement Income Fund, Virtus DFA 2035 Target Date Retirement Income Fund, Virtus DFA 2040 Target Date Retirement Income Fund, Virtus DFA 2045 Target Date Retirement Income Fund, Virtus DFA 2050 Target Date Retirement Income Fund, Virtus DFA 2055 Target Date Retirement Income Fund and Virtus DFA 2060 Target Date Retirement Income Fund within Virtus Retirement Trust; and Virtus Capital Growth Series, Virtus Equity Trend Series, Virtus Growth & Income Series, Virtus International Series, Virtus Multi-Sector Fixed Income Series, Virtus Real Estate Securities Series, Virtus Small-Cap Growth Series, Virtus Small-Cap Value Series, and Virtus Strategic Allocation Series within Virtus Variable Insurance Trust.

5 Each Subadvised Series discloses in its registration statement that it operates pursuant to a Prior Order. The prospectus for a Subadvised Series will include the disclosure required by condition 2 below at all times subsequent to the approval required by condition 1 below.

6 Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners, insurance companies or retirement plans. The term “shareholder” in this Application therefore includes variable contract owners, insurance companies or retirement plans entitled to give voting instructions with respect to a Series. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable insurance or annuity contract.

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III.	The ADVISOR

Each Advisor serves or will serve as the investment adviser to each applicable Series pursuant to an investment advisory agreement with the relevant Trust (the “Investment Management Agreement” and, together, the “Investment Management Agreements”). Each Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Virtus Investment Advisers, Inc., a corporation organized under the laws of the state of Massachusetts, Virtus Alternative Investment Advisers, Inc., a corporation organized under the laws of the state of Connecticut, and Virtus Retirement Investment Advisers, LLC, a limited liability company organized under the laws of the state of Delaware, are indirect wholly-owned subsidiaries of Virtus Investment Partners, Inc., a publicly traded multi-manager asset management business.

Each Investment Management Agreement has been or will be approved by the applicable Board, including a majority of its Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Management Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of an Investment Management Agreement, an Advisor, subject to the supervision of the applicable Board, will provide continuous investment management of the assets of each Series. An Advisor will periodically review the Series’ investment policies and strategies, and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the applicable Board.

Each Investment Management Agreement provides or will provide that an Advisor may, subject to the approval of the applicable Board,7 including a majority of its Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. In accordance with the Investment Management Agreement, an Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws. An Advisor will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and an Advisor’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisors, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. If an Advisor determines to delegate portfolio management responsibilities to one or more Sub-Advisors, the Advisor will evaluate, select and recommend Sub-Advisors to manage the assets (or portion thereof) of the Subadvised Series and oversee, monitor and review the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-advisor, the name of the Advisor to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify the Advisor, will precede the name of the sub-advisor.

For its services to a Series under an Investment Management Agreement, the Advisor will receive an investment management fee from that Series. That Advisor will be solely responsible for compensating each applicable Sub-Advisor from the investment management fees that it receives from the applicable Series.

IV.	The sub-advisors

Pursuant to the authority under the Investment Management Agreement, an Advisor may enter into Sub-Advisory Agreements with various Sub-Advisors8 on behalf of the Subadvised Series.

7 The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

8 Non-Affiliated Sub-Advisors of the Subadvised Series currently include: Aviva Investors Americas LLC, Thomas J. Herzfeld Advisors, Inc., Horizon Asset Management, LLC, Kleinwort Benson Investors International, Ltd., Sasco Capital, Inc., Vontobel Asset Management, Inc. Wholly-Owned Sub-Advisors of the Subadvised Series currently include: Newfleet Asset Management, LLC, Duff & Phelps Investment Management Co., Euclid Advisors, LLC, Kayne Anderson Rudnick Investment Management, LLC and Rampart Investment Management Company, LLC.

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The Sub-Advisors are and will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors are and will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. An Advisor will select Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the applicable Board. An Advisor may employ multiple Sub-Advisors for one or more of the Subadvised Series. In those instances, an Advisor would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Subadvised Series allocated to each of them.

An Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and will make recommendations to the applicable Board as needed. An Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and will make recommendations to the applicable Board as needed.

The Sub-Advisors, subject to the supervision of an Advisor and oversight of a Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist an Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisors will monitor the respective Subadvised Series’ investments and provide periodic reports to the applicable Board and Advisor. The Sub-Advisors will also make their officers and employees available to the applicable Advisor and Board to review the investment performance and investment policies of the Subadvised Series.

Each existing Sub-Advisory Agreement was approved by the applicable Board, including a majority of its Independent Board Members, and the shareholders or the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. All Sub-Advisory Agreements will be approved by the applicable Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisors and precisely describe the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the applicable Advisor, the applicable Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law and the Prior Orders, the Applicants will continue the shareholder approval process for any Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested in this Application to the Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the applicable Board, including a majority of its Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, a Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from each Advisor, the Sub-Advisors, independent third parties and independent counsel. Each Board will consist of a majority of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

A Board will review information provided by an Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided

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to a Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, an Advisor will agree to pay the applicable Sub-Advisors a fee out of the fee paid to the Advisor under the Investment Management Agreement. Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither a Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Advisor.

V.	Request for exemptive relief

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	Legal analysis and discussion

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the applicable Board to hire new Sub-Advisors to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.9  In addition, the Sub-

9 See Section 15(a)(3) of the 1940 Act.

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Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.10

Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisors without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) an Advisor either will operate a Subadvised Series, or may operate a Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling a Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.11  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in an Advisor, subject to the oversight of the applicable Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the applicable Advisor in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors. Each

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

11 See Section 1(b)(6) of the 1940 Act.

12 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors. An Advisor will not normally make day-to-day investment decisions for a Subadvised Series.13

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect an Advisor, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on an Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, a Board will request and each applicable Advisor and Sub-Advisor will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-Advisory Agreements. The information that is provided to a Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, an Advisor and the applicable Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only an Advisor’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by an Advisor, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Advisor’s fee payable by a Subadvised Series. Accordingly, an Advisor and the applicable Board will consider the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for an Advisor to select a Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series. As noted above, no Subadvised Series will be responsible for directly compensating a Wholly-Owned Sub-Advisor. An Advisor will receive a management fee pursuant to the Investment Management Agreements, which has been approved by the applicable Board, including a majority of its Independent Board Members, and the shareholders of the relevant Subadvised Series. An Advisor is responsible, pursuant to the Investment Management Agreements, for paying the Wholly-Owned Sub-Advisor from the management fee it is paid by the Subadvised Series.

Even if an Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide a Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of each of the Boards will be composed of Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses a sub-advisor that is an “affiliated person” (as such term is defined in the 1940 Act) of an Advisor, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires a Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If an Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the applicable Board, including a majority of the Independent Board

13 Although an Advisor will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Subadvised Series from time to time.

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Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to the annual review by the applicable Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of its Independent Board Members.

3.	Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisors are retained by an Advisor on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are hiring an Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting an Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of its Independent Board Members, and the applicable Advisor believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series will be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, the Investment Management Agreements will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the applicable Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by an Advisor to the applicable Sub-Advisor.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a

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Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;14 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, a Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Series offering its shares.15 If any Subadvised Series obtains shareholder approval to operate under the multi-manager structure described herein, either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Subadvised Series offering its shares, prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisors and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.	Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any

14 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

 A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

15 If a Subadvised Series has obtained shareholder approval to operate pursuant to the 2008 Order and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Sub-Advisors and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisors). If a Subadvised Series has obtained shareholder approval to operate pursuant to the 2014 Order and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the order requested in this Application. In order to rely on the order requested in this Application, or the applicable part thereof, at all times following shareholder approval to operate pursuant to a Prior Order, the prospectus for a Subadvised Series must have contained the disclosure required by condition 2 below.

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advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors. An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because each Advisor intends to operate the applicable Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisors. As a result, disclosure of the individual fees that an Advisor pays to the Sub-Advisors would not serve any meaningful purpose.

As noted above, each Advisor may operate a Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement. In return, the Advisor receives an advisory fee from the Subadvised Series. Pursuant to the Investment Management Agreement, the Advisor will compensate the Sub-Advisors directly. Disclosure of the individual fees that the Advisor would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses

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are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between an Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ an Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.16

The requested relief would benefit shareholders of the Subadvised Series because it would improve an Advisor’s ability to negotiate the fees paid to Sub-Advisors. An Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If an Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with an Advisor if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., BMO Funds, Inc. and BMO Asset Management Corp., Investment Company Act Rel. Nos. 31603 (May 15, 2015) (notice) and 31666 (June 10, 2015) (order); SSgA Funds Management, Inc., et al., Investment Company Act Rel. Nos. 31384 (December 18, 2014) (notice) and 31412 (January 13, 2015) (order); Janus Investment Fund, et al., Investment Company Act Rel. Nos. 31145 (July 2, 2014) (notice) and 31192A (July 29, 2014) (order); Virtus Alternative Solutions Trust, et al., Investment Company Act Rel. Nos. 30986 (March 19, 2014) (notice) and 31014 (April 15, 2014) (order); and Hatteras Alternative Mutual Funds Trust, et al., Investment Company Act Rel. Nos. 30969 (February 26, 2014) (notice) and 30991 (March 25, 2014) (order). As noted above, the 2008 Order granted relief with respect to Non-Affiliated Sub-Advisors only. The 2014 Order granted relief with respect to Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

16 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

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1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, or, in the case of a Subadvised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series’ shares are offered to the public (or the variable contract owners through a separate account).

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.	The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Advisor will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	A Subadvised Series will not make any Ineligible Sub-Advisor Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) of the applicable Subadvised Series.

5.	Subadvised Series will inform shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Advisor will inform the unitholders of the sub-account) of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.	The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.	Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the Board, including a majority of the Independent Board Members,

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will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.	No Board Member or officer of a Subadvised Series, or partner, director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for (i) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the unitholders of the sub-account) for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-5 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 100 Pearl Street, Hartford CT 06103 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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The Applicants have caused this Application to be duly signed on their behalf on the 9th day of September, 2016.

VIRTUS ALTERNATIVE SOLUTIONS TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS EQUITY TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS INSIGHT TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS OPPORTUNITIES TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS RETIREMENT TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS VARIABLE INSURANCE TRUST

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

VIRTUS RETIREMENT INVESTMENT ADVISERS, LLC

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-5	Certifications
Exhibits B-1 through B-2	Verifications

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Exhibit A-1

CERTIFICATION

The undersigned certifies that he is the duly elected Executive Vice President of Virtus Alternative Solutions Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust adopted the following vote by unanimous written consent on November 1, 2013 in accordance with the by-laws of the Trust:

RESOLVED: That the appropriate officers of the Trust be, and are, and each of them acting individually is, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Virtus Alternative Investment Advisers, Inc. (“Advisor”) from

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which the Advisor serves as investment adviser (each a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	certain disclosures under various rules and forms relating to sub-adviser compensation, including those required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X.

RESOLVED: That the officers of the Trust be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name on the 9th day of September, 2016.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

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Exhibit A-2

CERTIFICATION

The undersigned certifies that he is the duly elected Executive Vice President of Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust (each a “Trust,” and collectively the “Trusts”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trusts have been taken and the person signing and filing the Application on behalf of the Trusts is fully authorized to do so; and that the Board of Trustees of each Trust (the “Board”) unanimously adopted the following vote on November 13, 2014 (first two resolutions) and August 20, 2015 (third resolution) in accordance with the by-laws of the Trusts:

RESOLVED: That the appropriate officers of the Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust (the “Trusts”), be, and are, and each of them acting individually is, authorized to file on behalf of the Trusts an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trusts and Virtus Investment Advisers, Inc. (“Advisor”) from

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trusts’ Board of Trustees, to appoint new sub-advisers to a Trust series for which the Advisor serves as investment adviser (each a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

FURTHER RESOLVED: That the officers of the Trusts be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

FURTHER RESOLVED: That the Board hereby authorizes the submission to shareholders of the Virtus Mutual Funds (the “Funds”), the recommendation to utilize the amended Virtus Funds’ Manager of Managers Exemptive Order when granted by the SEC.

IN WITNESS WHEREOF, I have hereunto set my name on the 9th day of September, 2016.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

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Exhibit A-3

CERTIFICATION

The undersigned certifies that he is the duly elected Executive Vice President of Virtus Retirement Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust unanimously adopted the following vote on August 20, 2015, in accordance with the by-laws of the Trust:

RESOLVED: That the appropriate officers of the Trust be, and are, and each of them acting individually is, authorized to execute and file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting the Trust and Virtus Retirement Investment Advisers (“Advisor”), from

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust's Board of Trustees, to appoint new sub-advisers to a Trust series for which the Advisor serves as investment adviser (each a "Fund") and to make material changes to the subadvisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	certain disclosures under various rules and forms relating to subadviser compensation, including those required pursuant to Item 19(a)(3) of Form N-lA, Items 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X; and

FURTHER RESOLVED: That the Board hereby authorizes the submission to shareholders of the Virtus Mutual Funds (the “Funds”), the recommendation to utilize the amended Virtus Funds’ Manager of Managers Exemptive Order when granted by the SEC.

RESOLVED: That the officers of the Trust be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name on the 9th day of September, 2016.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

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Exhibit A-4

CERTIFICATION

The undersigned certifies that he is the duly elected Executive Vice President of Virtus Variable Insurance Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust unanimously adopted the following vote on August 20, 2015, in accordance with the by-laws of the Trust:

RESOLVED: That the appropriate officers of the Trust be, and are, and each of them acting individually is, authorized to execute and file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting the Trust and Virtus Retirement Investment Advisers (“Advisor”), from

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust's Board of Trustees, to appoint new sub-advisers to a Trust series for which the Advisor serves as investment adviser (each a "Fund") and to make material changes to the subadvisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	certain disclosures under various rules and forms relating to subadviser compensation, including those required pursuant to Item 19(a)(3) of Form N-lA, Items 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X; and

FURTHER RESOLVED: That the Board hereby authorizes the submission to shareholders of the Virtus Mutual Funds (the “Funds”), the recommendation to utilize the amended Virtus Funds’ Manager of Managers Exemptive Order when granted by the SEC.

RESOLVED: That the officers of the Trust be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name on the 9th day of September, 2016.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

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Exhibit A-5

CERTIFICATION

The undersigned certifies that he is the Executive Vice President of Virtus Alternative Investment Advisers, Inc., Virtus Investment Advisers, Inc. and Virtus Retirement Investment Advisers, LLC (each, an “Advisor”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of each Advisor have been taken and the person signing and filing the Application on behalf of the Advisor is fully authorized to do so.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

Date: September 9, 2016

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Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated September 9, 2016, for and on behalf of Virtus Equity Trust, Virtus Insight Trust, Virtus Opportunities Trust, Virtus Variable Insurance Trust, Virtus Retirement Trust, and Virtus Alternative Solutions Trust (each a “Trust,” and collectively the “Trusts”); that he is the Executive Vice President of the Trusts; and that all action by the Board of each Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

Date: September 9, 2016

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Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated September 9, 2016, for and on behalf of Virtus Alternative Investment Advisers, Inc., Virtus Investment Advisers, Inc. and Virtus Retirement Investment Advisers, LLC (each, an “Advisor”); that he is the Executive Vice President of each Advisor; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Francis G. Waltman
Name: Francis G. Waltman
Title: Executive Vice President

Date: September 9, 2016

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